

Innovations

that make a *real difference*
for *real people.*















SPECTRX

'02 Annual Report




SIMPLECHOICE
TM
a SpectRx company

Solutions

SpectRx, Inc. (NASDAQ: SPRX) is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and cancer healthcare markets. SpectRx markets the SimpleChoice® line of innovative diabetes management products, which include insulin pump disposable supplies and over-the-counter diabetes testing kits. These FDA-cleared products complement its consumer device for continuous glucose monitoring currently under development. SpectRx is also applying its leading-edge biophotonic technology to the early detection of cancer. Products in development include devices to detect and guide treatment of cervical cancer and skin cancer. The combined market opportunity for SpectRx's products is $7 billion. For more information, visit SpectRx's Web sites at www.spectrx.com and www.mysimplechoice.com.





Mark A. Samuels
Chairman & Chief Executive Officer



Keith D. Ignotz
President & Chief Operating Officer



Thomas H. Muller, Jr.
Executive Vice President & CFO

Dear Fellow Shareholders

The year 2002 was one of refinement and focus for SpectRx as our people accomplished a number of important planned milestones setting the stage for what should be a positive and exciting 2003. Today we are better positioned to achieve our near-term goal of becoming a profitable company through the sale of SimpleChoice® products, while preserving the significant longer-term opportunity of our developmental glucose monitoring and cancer detection products.

While in many respects 2002 was a difficult year, we were successful in focusing the company to address two large target markets: diabetes and cancer. These two disease states represent a combined market opportunity of $7 billion. Importantly, we believe that our core technologies address critical needs in these markets by promising to improve the quality of life for people with diabetes and provide early detection and more accurate treatment of cancer.

Among the major accomplishments of SpectRx in 2002 and early 2003 were:

- Our first two diabetes management products were launched in late 2002. The SimpleChoice®*reservoir*, an insulin cartridge or syringe for insulin pumps, provides us access to a $39 million market niche. The SimpleChoice®*A1c* is an over-the-counter test to monitor the long-term glucose control of a person with diabetes. The current prescription-based market for the A1c test is about $165 million.
- We regained the full rights to, and control of, our continuous glucose monitoring technology. In 2003, we plan to align with a new strategic partner as part of our strategy to accelerate the commercialization process.
- Our cancer program was boosted by a $1.4 million grant from the National Cancer Institute, positioning us to begin FDA pivotal clinical trials this year.
- We capitalized on the value of the BiliChek product line by selling the business at an attractive price. Faced with difficult financial markets in 2002, this transaction simultaneously avoided a highly dilutive financing and achieved our goal of increasing our focus on more significant opportunities in the diabetes and cancer markets. The transaction provides us with $5 million of cash in the near term and up to an additional $6.25 million in royalties and earn outs over time.
- We have taken steps to manage our resources so that we have sufficient capital to grow the SimpleChoice® business in 2003.



Helping to Conquer Two Major Diseases

Diabetes and cancer are two of the most dreaded diseases. The diabetes epidemic affects more than 100 million people worldwide and is a leading contributor to blindness, heart disease, kidney failure and disfiguring amputations. Cancer is a painful killer of millions. While progress is being made in the fight against these diseases, breakthroughs in detection, monitoring and treatment are sorely needed.

We believe that our technologies are uniquely capable of providing a major positive effect on both diabetes and cancer. Short of a cure, the best treatment for diabetes is controlling glucose levels to reduce deadly complications. Our continuous glucose technology and SimpleChoice® products provide methods to monitor and a means to treat through the efficient delivery of insulin. Early detection of cancer offers the best hope of a cure. Here, our non-invasive cancer detection technologies provide instant results at the point of care and a guide to more accurate treatment.

Our vision for the company is to become a major force in these two large and growing markets. Our products provide better information, which leads to better outcomes. The patient will benefit through more comfortable and convenient tests with immediate results; the physician can benefit from improved information with which to treat disease more efficiently and effectively; and, the healthcare system will enjoy efficiencies from fewer costly false positives and better monitoring of treatment.





Diabetes Business

Our diabetes business is structured to target the $260 million of disposable products sold in the insulin pump infusion market in the near term, while pursuing a larger opportunity in the $4 billion glucose monitoring area over the long term.

In 2002, we developed the SimpleChoice® line of diabetes management products. Insulin pump users told us that too little attention is focused on their pump's disposable products. After learning to operate the pump, the disposable infusion sets become the most important part of the pump users' personal experience. The infusion set must move with the body and be like a part of the person. The last major innovation in infusion sets was in the mid-1980s when the soft catheter was introduced to replace steel needles. Based on our research, we believe that the market is demanding innovation and more convenient access to products. Designed with a focus on customer input and feedback, our disposable insulin pump products are highly innovative and are designed to improve the pump experience. SimpleChoice® products are designed to be more like a part of the body and less like a part of the pump addressing a wide variety of life style needs.

With a focus on quality and proprietary features, which we believe will help to ensure demand and the long-term success of the product line, we launched our first two SimpleChoice® products in late 2002. We anticipate launching additional disposable insulin pump products in 2003.





Innovations

that make a *real difference* for *real people.*



The diabetes management product line:

SimpleChoice®*reservoir*—an insulin pump cartridge, launched in December 2002

SimpleChoice®*A1c*—a test for long-term glucose control, launched in December 2002

SimpleChoice®*easy*—a 30° insulin pump infusion set, planned for 2003

SimpleChoice®*quick*—a 90° insulin pump infusion set, planned for 2003

SimpleChoice®*patch*—an insulin pump infusion set, planned for 2004

We are taking steps to have the majority of our U.S. distribution channels in place by year end. These channels will include most of the larger diabetes distributors in the country.

Although SimpleChoice® is expected to provide the majority of our revenue in 2003, we believe continuous glucose monitoring, which addresses the $4 billion glucose monitoring market, is a much larger opportunity in the long term.

Our continuous glucose monitoring technology measures glucose levels in interstitial fluid (ISF) rather than blood. ISF is the clear fluid in the body that resides between the cells and is the transfer mechanism for glucose, insulin and other nutrients from the circulatory system to the cells. Our device painlessly collects a microscopic stream of ISF through an array of shallow micropores created with a laser in the outer layer of skin. Once collected, a sensor embedded in a patch can analyze the ISF for glucose concentrations. Because our system works outside the body, rather than as an implant, we believe that we have the best platform for developing a continuous monitoring product that is capable of capturing a significant portion of the $4 billion glucose monitoring market.

We launched our first SimpleChoice® products in late 2002 and plan to introduce more products in 2003. These products provide nearer term growth opportunities while we develop our glucose monitoring and cancer detection technology.

In early 2003, we were successful in having Abbott Laboratories release us from our glucose monitoring collaborative agreement and we are seeking a new strategic partner that will help us rapidly commercialize the product. We believe the key to developing a successful product will be joining our sampling technology to a third-party glucose sensor specifically designed to work in a continuous mode.

We believe our continuous glucose monitoring technology, combined with an expanding line of SimpleChoice®




Cervical cancer detection prototype

diabetes management products, represents an outstanding opportunity to create value for our customers and shareholders.

Cancer Detection

We believe that our technology for detecting early signs of malignancy could become an important weapon in the war on cancer. Experts agree that early detection and treatment offer the best hope for surviving cancer. Our technology not only identifies disease before it becomes malignant, but may be used to guide treatment; therefore preserving more healthy tissue.

Our cervical cancer detection technology is designed to help preserve the reproductive health of women by detecting disease early.

Our cervical cancer detection device uses proprietary biophotonic technology to create an image of the cervix that highlights the location and severity of disease at the point of care. Unlike Pap or HPV tests, our test does not require a tissue sample or laboratory analysis, and the results are available immediately. To date, more than 1,000 women have been tested with prototype devices that have consistently provided more accurate results than Pap tests.

We estimate the annual global market potential for a non-invasive cervical cancer test at over $1 billion. Our market share will be driven by the many clinical, economic and patient benefits our technology has over conventional invasive testing.

We are very pleased with the recent endorsement of our cervical cancer detection technology by the National Cancer Institute. The $1.4 million grant, awarded after an extensive and rigorous scientific review process, will be used to help fund product development. In 2003 we expect to begin pivotal clinical trials to support a PMA application with the FDA. Entering pivotal clinical trials represents a significant achievement for the company that should help in our efforts to raise the capital necessary to complete the trials and commercialize the product.

Additionally, our technology has the potential to provide detection and imaging of a wide variety of other diseases including skin cancer. By using an image to guide the physician's biopsy or removal of cancer, we hope to provide an important new tool to combat a wide variety of invasive cancers.

Looking Forward

We have three stated goals for 2003, to bring the SimpleChoice® business to profitability by year's end, to move development ahead by aligning with a new strategic partner for our continuous glucose monitoring technology and to advance development and pivotal FDA clinical trial by separately funding the cancer business. The groundwork for achieving these goals has been put into place and we are moving forward. If successful in achieving these goals, we believe that our shareholders will be rewarded.

During the coming year we will provide you with periodic updates on our progress and encourage you to participate in those updates. As always, we wish to thank our shareholders, associates and partners for your continued support and look forward to a successful 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements in this report which express "belief," "anticipation" or "expectation," as well as other statements which are not historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those set forth under "Risk Factors" in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in, or incorporated by reference, into this report. Examples of these uncertainties and risks include, but are not limited to:

- access to sufficient debt or equity capital to meet our operating and financial needs;
- whether our products in development will prove safe, feasible and effective;
- our ability to continue to meet Nasdaq SmallCap Market listing standards;
- whether and when we or our strategic partners will obtain approval from the FDA and corresponding foreign agencies;
- our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;
- the lack of immediate alternate sources of supply for some critical components of our products;
- our patent and intellectual property position;
- the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our product lines;
- the effectiveness and ultimate market acceptance of our products; and
- the dependence on our strategic partners for funding, development assistance, clinical trials, distribution and marketing of some of our products.

The following discussion should be read in conjunction with our financial statements and notes thereto included elsewhere in this report.

Overview

We were incorporated on October 27, 1992, and since that date we raised capital through the sale of preferred stock, issuance of debt securities, public and private sales of common stock, funding from collaborative arrangements and sales of assets. Following our initial funding in early 1993, we immediately began research and development activities with the objective of commercializing less invasive diagnostic, screening and monitoring products. As part of our initial business strategy, we established arrangements with leading medical device companies for the development, commercialization and introduction of some of our products. We developed collaborative arrangements with Abbott, Welch Allyn and Respironics for our continuous glucose monitoring technology, cervical cancer detection product and BiliChek products, respectively. Over the past year, we have sold our BiliChek business to our collaborative partner, Respironics, and have agreed to terminate our collaborative relationships with Abbott for our continuous glucose monitoring product and with Welch Allyn for our cervical cancer product. In addition, we have a collaborative agreement with Roche related to a diabetes detection product, although there is currently little development activity with regard to this product, and we expect no revenue from this product in the foreseeable future. We are pursuing a collaborative partner for our glucose monitoring product, and we may seek to establish strategic relationships with other leading companies for the development, commercialization, and introduction of additional products, if it is the best path to commercialization for those products.

In December 2001, we acquired 100% of the common stock of Sterling Medivations, Inc. (doing business as SimpleChoice®), a company formed for the purpose of developing and marketing insulin-delivery products.

We have a limited operating history upon which our prospects can be evaluated. Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception, and, as of December 31, 2002, we have an accumulated deficit of about $48 million. To date, we have engaged primarily in research and development efforts. We first generated revenues from product sales in 1998, but do not have significant experience in manufacturing, marketing or selling our products. Our development efforts may not result in commercially viable products, and we may not be successful in introducing our products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. Our products may not ever gain market acceptance, and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least 2003 as we continue to expend substantial resources to introduce our SimpleChoice product line, further the development of our products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance organizations and conduct further research and development.

Our product revenues to date have been limited. For 2002, a substantial majority of our product line revenues have come from our BiliChek product line, which we sold in March 2003. We expect that the majority of our revenue in 2003 will be derived from sales of our SimpleChoice insulin delivery products, the first product of which has just been introduced to the market. Our other products for glucose monitoring and cervical cancer detection are still in development.

We currently sell our products to distributors, which then distribute our products, resulting in revenues from distributor sales. The channels for sales of our glucose monitoring and cervical cancer detection are not currently established. The royalties that we expect to receive from Respironics depend on sales of the applicable products. We or our collaborative partner, if we secure one, may not be able to sell sufficient volumes of our products to generate substantial revenues or profits for us.

Critical Accounting Policies

Our material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation are limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Currently our policies that could require critical management judgment are in the areas of revenue recognition, reserves for accounts receivable, accruals of product warranties and inventory evaluation.

- Revenue Recognition: We recognize revenue from sales of products or services upon shipment of products or delivery of services. We also recognize milestone revenue from our collaborative partners when a milestone has been accomplished or when we, and our partner, agree that a milestone is due.
- Reserve for Accounts Receivable: We estimate losses from the inability of our customers to make required payments and periodically review the payment history of each of our customers or subsidiaries, as well as their financial condition, and revise our reserves as a result.
- Accruals of Product Warranties: We book a cost for warranty work on each of our products at the time of sale and match actual warranty work against that accrual, as the work is performed. We periodically review the level of warranty accrual and the actual warranty work incurred and adjust these as needed.
- Inventory Valuation: Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories.

Results of Operations

Comparison of 2002 and 2001

General. Loss attributable to common stockholders increased to about $8.8 million, or $0.79 per share, in 2002 from about $7.3 million, or $0.75 per share, in 2001. The increased loss was due primarily to a $3.1 million increase in expenses in 2002, entirely related to development, marketing and administrative expenses related to the SimpleChoice product line. This was offset by an increase of $1.8 million in gross profit in 2002 over 2001, primarily due to a $1.1 million milestone achievement in 2002 as compared to $0.1 million in 2001. We expect net losses to continue. We expect no additional milestone revenue for the foreseeable future, so we are dependent upon the growth of product revenue, which will provide funding for both the SimpleChoice product line as well as our development programs. It is possible that our product revenue will not meet our expectations. If this were to happen, future net losses could increase as a result of spending increases necessary to complete research, development and clinical trials of our products, begin sales and marketing efforts and establish manufacturing capabilities. This would delay some of our product development activities. In addition, we expect net losses to continue as we begin sales and marketing efforts and establish marketing capabilities for our SimpleChoice product line.

Revenue and Cost of Product Sales. Total revenues increased to about $3.8 million in 2002 from about $2.5 million in 2001. The increase was primarily due to an increase in milestone payments received from collaborative partners, which increased to $1.1 million in 2002 from about $0.1 million in 2001. Product sales increased approximately 14% to $2.7 million in 2002 from about $2.4 million in 2001. Revenues related to the BiliChek product line increased approximately 8% for the year. Cost of product sales decreased significantly to about $1.6 million for the year ended December 31, 2002 from about $2.1 million in 2001. Cost of product sales was reduced largely as a result of reducing production overhead including excess production capacity.

Research and Development Expenses. Research and development expenses increased to about $5.8 million in 2002 from about $3.8 million in 2001 primarily due to an increase of about $1.8 million in development expense related to the SimpleChoice product line. We expect research and development expenses to decrease mildly in the future based upon lower expected expenditures on our glucose monitoring and cervical cancer programs, and continued expenditures as we develop our SimpleChoice insulin delivery products.

Sales and Marketing. Sales and marketing expenses increased to about $1.6 million in 2002 from about $846,000 in 2001. The increase in expense was due to approximately $1.2 million of expenditures related to establishing distributors, developing marketing materials, and building the infrastructure for the SimpleChoice brand. We expect sales and marketing expenses to increase in the future as we expand our marketing and sales activities for our SimpleChoice product line in support of the product launches expected to occur in 2003.

General and Administrative Expense. General and administrative expense decreased to about $2.8 million for 2002 from about $2.9 million in 2001. Expenses related to SimpleChoice, outside services and insurance caused increases of about $400,000, $80,000 and $60,000, respectively, which were offset by decreases in bonus payments ($202,000), attorney fees ($304,000) and contractor R&D ($32,000).

Net Interest Income and Other Expense. Net interest income and other expense decreased to a loss of about $418,000 in 2002 from an increase of about $269,000 in 2001. The loss resulted from lower net interest income ($164,000) and a charge related to non-recourse loans to officers for which we received the collateral, which was at a lower value than the outstanding balance.

Comparison of 2001 and 2000

General. Loss attributable to common stockholders increased to about $7.3 million, or ($0.75) per share in 2001 from about $6.7 million, or ($0.79) per share in 2000. The increased loss was due primarily to a $2.6 million decrease in milestone payments received from collaborative partners in 2001 as compared to milestone payments received in 2000. This was offset by an increase in expense reimbursements from our collaborative partners in 2001 as compared to reimbursements in 2000 of about $2.0 million.

Revenue and Cost of Product Sales. Total revenues decreased to about $2.5 million in 2001 from about $5.0 million in 2000. The decrease was solely due to a decrease in milestone payments, other than equity purchases, received from collaborative partners, which decreased to $100,000 in 2001 from about $2.7 million in 2000. Product sales increased approximately 6% to $2.4 million in 2001 from about $2.2 million in 2000. Revenues related to the BiliChek product line increased approximately 14% for the year. Cost of product sales did not exceed product revenue for the first time in 2000, and again in 2001, but at a relatively low margin as we are in the early stages of product introduction. Cost of product sales increased to about $2.1 million for the year ended December 31, 2001 from about $1.7 million in 2000. Cost of product sales was reduced by about $332,000 in 2000 due to an agreement with a collaborative partner to reimburse us for excess capacity. Also in 2001, we took a one time write off of obsolete tooling of about $150,000.

Research and Development Expenses. Research and development expenses decreased to about $3.8 million in 2001 from about $5.8 million in 2000 primarily due to an increase of about $2.0 million in expense reimbursements from our collaborative partners, particularly reimbursements from Abbott relating to our continuous glucose monitoring product.

Sales and Marketing. Sales and marketing expenses decreased to about $846,000 in 2001 from about $957,000 in 2000. The decrease in expense was due to a decrease in travel and related expenses incurred in 2000 relating to establishing distribution outlets for our BiliChek product line and a reduction of costs associated with marketing materials for those distribution channels.

General and Administrative Expense. General and administrative expense decreased from about $2.9 million for 2001 from about $3.2 million in 2000. The decrease resulted from more favorable rates on insurance of approximately $50,000, a reduction of allowances on uncollectibles due to a much higher percentage of collections on receivables than originally anticipated, and a reduction of legal expenses associated with litigation during 2001 as compared to 2000.

Net Interest Income and Other Expense. Net interest income and other expense decreased to about $269,000 in 2001 from about $355,000 in 2000. Although we did maintain higher cash balances in 2001 as compared to 2000, the decrease is directly attributed to the reduction in interest rates experienced during 2001.

Liquidity and Capital Resources

We have financed our operations since inception primarily through private sales of debt and private and public sales of our equity securities. From October 27, 1992 (inception) through December 31, 2002, we received approximately $54.5 million in proceeds from sales of our debt and equity securities. At December 31, 2002, we had cash of approximately $1.3 million and working capital of approximately $1.1 million.

In August 2002, Abbott notified us that it intended to redeem the $4.25 million of redeemable convertible preferred stock eligible to be redeemed. Under a settlement agreement related to the termination of our collaborative arrangement with Abbott, we agreed with Abbott to redeem the 425,000 shares of preferred stock on an extended schedule through 2006. See Note 7.

Our major cash flows in the year ended December 31, 2002 consisted of cash out-flow of $7.9 million from operations (including $8.5 million of operating loss) and $290,000 in additions to property and equipment. Of this cash out-flow from operations, $1.9 million resulted from a prepayment of royalties relating to our agreement with Altea Technologies, Inc.

We have historically also received funds from milestones and reimbursements from our collaborative partners. About 30% of our funds inflow has come from these sources. We are currently seeking an additional collaborative partner for our glucose monitoring technology. Until we reach an agreement with a new partner, we expect no such milestones or reimbursements. We have been successful in securing grants to support some of our programs, including a $1.4 million grant, to be spent over two years, from the National Cancer Institute for our cervical cancer program. In March 2003, we sold the assets related to the BiliChek products, as non-core assets, for $4.0 million of cash at closing, an additional $1.0 million upon completion of some component replacement engineering work already in process, and up to $6.25 million in royalties and earn out payments based upon the future performance of the business as conducted by the buyer, Respironics. We may be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements in addition to those sources. We believe our existing and available capital resources will be sufficient to satisfy our funding requirements through 2003, including the approximately $700,000 due on redeemable convertible preferred stock during the year, although we need to secure a collaborative partner to move forward with our continuous glucose program and will need funding in addition to that provided by grants to complete our pivotal trials for our cervical cancer product in a timely fashion.

We currently invest our excess cash balances primarily in short-term, investment-grade, interest-bearing obligations or direct or guaranteed obligations of the U.S. government until such funds are utilized in operations. Substantial capital will be required to develop our products, including completing product testing and clinical trials, obtaining all required United States and foreign regulatory approvals and clearances, and commencing and scaling up manufacturing and marketing our products. Any failure of our collaborative partners to fund our development expenditures, or our inability to obtain capital through other sources, would have a material adverse effect on our business, financial condition and results of operations.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company adopted SFAS No. 141 and SFAS No. 142. See Goodwill and Other Intangible Assets in Note 2.

In June 2001, the FASB issued SFAS No. 143, *Asset Retirement Obligations*, which establishes new accounting and reporting standards for legal obligations associated with retiring assets. The fair value of a liability for an asset retirement obligation must be recorded in the period in which it is incurred, with the cost capitalized as part of the related long-lived assets and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expenses. SFAS No. 143 must be adopted by 2003 and is not expected to have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, although it retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairments of long-lived assets to be "held and used." The Company adopted SFAS No. 144 on January 1, 2002. The March 6, 2003 sale of the BiliChek assets has been accounted for in accordance with SFAS No. 144. See Note 13.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and is not expected to have a material effect on the financial statements of the Company.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishments of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Upon adoption of SFAS No. 145, no material effects upon the Company's financial statements are expected.

Quantitative and Qualitative Disclosure Regarding Market Risk

We have not entered into any transactions using derivative financial instruments and believe our exposure to interest rate risk, foreign currency exchange rate risk and other relevant market risks is not material.

Report of Independent Auditors

To the Board of Directors and Stockholders
SpectRx, Inc.

We have audited the accompanying consolidated balance sheet of SpectRx, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of SpectRx, Inc. and subsidiary as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 14, 2002 expressed an unqualified opinion on those statements before the disclosure and restatement adjustment described in Notes 1 and 3.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SpectRx, Inc. and subsidiary as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of SpectRx, Inc. and subsidiary as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 1 and 3, the financial statements of SpectRx, Inc. and subsidiary as of December 31, 2001 have been restated to reflect a purchase price allocation adjustment to reverse goodwill initially recorded in the December 31, 2001 acquisition of Sterling Medivations, Inc. and record a corresponding decrease in the deferred tax asset valuation allowance account equal to the deferred tax liability established for patents acquired. We audited the adjustments that were applied to restate the purchase price allocation reflected in the 2001 financial statements. Our procedures included agreeing the deferred tax liability to the purchase price allocation in accordance with the asset purchase agreement and the valuation of intangibles acquired. In addition, as discussed in Note 2, the consolidated financial statements of SpectRx, Inc. and subsidiary as of December 31, 2001 and for each of the two years then ended have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which was adopted by SpectRx, Inc. as of December 31, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (a) agreeing the previously reported net loss to the previously issued financial statements, (b) agreeing the adjustments to reported net loss representing compensation expense and pro forma compensation expense related to those periods to the Company's underlying records obtained from management and (c) testing the mathematical accuracy of the reconciliation of pro forma net loss to reported net loss and related loss per share amounts. In our opinion, the purchase price allocation adjustment and revised stock compensation disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of SpectRx, Inc. and subsidiary other than with respect to the purchase price allocation adjustment and revised stock compensation disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that SpectRx, Inc. and subsidiary will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and is dependent on and will need to obtain additional financing or generate sufficient cash flow from sales and royalty revenue to continue its development efforts and fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 11, 2003

Report of Independent Auditors

NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ("ARTHUR ANDERSEN") IN CONNECTION WITH SPECTRX, INC.'S FORM 10-K FILING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ARTHUR ANDERSEN REPORT IS PURSUANT TO THE *"TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS"* ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ARTHUR ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS THAT ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THE FILING ON FORM 10-K.

To SpectRx, Inc.:

We have audited the accompanying consolidated balance sheets of SPECTRX, INC. (a Delaware corporation) and subsidiary as of December 31, 2000 and 2001 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpectRx, Inc. and subsidiary as of December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Atlanta, Georgia
February 14, 2002

Consolidated Balance Sheets

December 31, 2001 and 2002

(In thousands)	2001	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 9,458	$ 1,165
Restricted cash	0	122
Accounts receivable, net of allowance for doubtful accounts of $76 and $46 in 2001 and 2002, respectively	1,229	291
Inventories	437	643
Other current assets	408	776
Total current assets	11,532	2,997
Noncurrent Assets:		
Property and equipment, net	513	546
Intangibles	4,132	3,852
Due from related parties	557	77
Total noncurrent assets	5,202	4,475
	$ 16,734	$ 7,472
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 1,018	$ 565
Accrued liabilities	1,194	666
Redeemable preferred stock—short term portion	0	700
Total current liabilities	2,212	1,931
Collaborative Partner Advance	381	381
Redeemable Preferred Stock	4,769	4,324
Stockholders' Equity:		
Preferred stock, $.001 par value; 5,000 shares authorized, 100 shares issued and outstanding as preferred stock in 2001 and 2002, respectively	1,125	1,185
Common stock, $.001 par value; 50,000 shares authorized, 11,187 and 11,263 shares issued and outstanding in 2001 and 2002, respectively	11	11
Additional paid-in capital	47,604	47,913
Treasury stock, at cost	(38)	(38)
Deferred compensation	(19)	(88)
Notes receivable from officers	(31)	(47)
Accumulated deficit	(39,280)	(48,100)
Total stockholders' equity	9,372	836
	$ 16,734	$ 7,472

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

For the Years Ended December 31, 2000, 2001 and 2002

(In Thousands Except Per Share Data)	2000	2001	2002
Revenues:			
Product sales	$ 2,219	$ 2,358	$ 2,698
Collaborative agreements	2,749	100	1,100
Total revenue	4,968	2,458	3,798
Costs and Expenses:			
Cost of product sales	1,732	2,064	1,624
Research and development	5,804	3,842	5,827
Sales and marketing	957	846	1,649
General and administrative	3,177	2,941	2,785
Total costs and expenses	11,670	9,693	11,885
Operating loss	(6,702)	(7,235)	(8,087)
Interest Income (Expense), net	334	254	91
Other Income (Expense), net	21	15	(509)
Net Loss	(6,347)	(6,966)	(8,505)
Preferred Stock Dividends	(315)	(315)	(315)
Loss Attributable to Common Stockholders	$ (6,662)	$(7,281)	$ (8,820)
Basic and Diluted Net Loss Per Common Share	$ (0.79)	$ (0.75)	$ (0.79)
Basic and Diluted Weighted Average Shares Outstanding	8,429	9,646	11,209

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2000, 2001 and 2002

(In Thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Notes Receivable From Officers	Accumulated Deficit	Stockholders' (Deficit) Equity
Balance, December 31, 1999	$ 0	8,056	$ 8	$25,888	$ 0	$ (58)	$(31)	$(25,337)	$ 470
Issuance of common stock	0	406	1	4,863	0	0	0	0	4,864
Exercise of stock options	0	37	0	107	0	0	0	0	107
Employee stock purchase plan	0	9	0	69	0	0	0	0	69
Amortization of deferred compensation	0	0	0	0	0	58	0	0	58
Dividends on preferred stock	0	0	0	0	0	0	0	(315)	(315)
Net loss	0	0	0	0	0	0	0	(6,347)	(6,347)
Balance, December 31, 2000	0	8,508	9	30,927	0	0	(31)	(31,999)	(1,094)
Issuance of common stock	0	2,668	2	16,598	0	0	0	0	16,600
Conversion to preferred stock	1,125	0	0	0	0	0	0	0	1,125
Exercise of stock options	0	6	0	8	0	0	0	0	8
Employee stock purchase plan	0	12	0	71	0	0	0	0	71
Treasury stock purchase	0	(7)	0	0	(38)	0	0	0	(38)
Issuance of stock options	0	0	0	0	0	(19)	0	0	(19)
Dividends on preferred stock	0	0	0	0	0	0	0	(315)	(315)
Net loss	0	0	0	0	0	0	0	(6,966)	(6,966)
Balance, December 31, 2001	1,125	11,187	11	47,604	(38)	(19)	(31)	(39,280)	9,372
Amortization of deferred compensation	0	0	0	0	0	37	0	0	37
Issuance of common stock for services	0	46	0	118	0	0	0	0	118
Non-employee stock options	0	21	0	142	0	(106)	(16)	0	20
Employee stock purchase plan	0	16	0	67	0	0	0	0	67
Sterling acquisition adjustments	0	(7)	0	(18)	0	0	0	0	(18)
Dividends on preferred stock	60	0	0	0	0	0	0	(315)	(255)
Net loss	0	0	0	0	0	0	0	(8,505)	(8,505)
Balance, December 31, 2002	$1,185	11,263	$11	$47,913	$(38)	$ (88)	$(47)	$(48,100)	$ 836

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2000, 2001 and 2002

(In Thousands)	2000	2001	2002
Cash Flows From Operating Activities:			
Net loss	$(6,347)	$ (6,966)	$(8,505)
Adjustments to reconcile net loss to net cash used in operating activities excluding the effects of acquisition:			
Depreciation and amortization	400	360	533
Loss on retirement of property and equipment	0	116	5
Amortization of deferred compensation	58	0	54
Loss on notes due from related parties	0	0	508
Issuance of common stock for services	0	0	118
Changes in operating assets and liabilities:			
Accounts receivable	(307)	30	938
Inventories	60	44	(206)
Other current assets	(173)	(11)	(368)
Accounts payable	350	(85)	(453)
Accrued liabilities	414	121	(528)
Total adjustments	802	575	601
Net cash used in operating activities	(5,545)	(6,391)	(7,904)
Cash Flows From Investing Activities:			
Additions to property and equipment	(440)	(90)	(290)
Acquisition of Sterling Medivations, net of cash and cash equivalents	0	198	(18)
Net cash used in investing activities	(440)	108	(308)
Cash Flows From Financing Activities:			
Issuance of common stock, net of issuance costs	4,980	12,199	70
Treasury stock purchase	0	(38)	0
Issuance of redeemable convertible preferred stock	2,500	0	0
Due from related parties	(29)	(29)	(29)
Net cash provided by financing activities	7,451	12,132	41
Net Change in Cash and Cash Equivalents	1,466	5,849	(8,171)
Cash and Cash Equivalents, beginning of year	2,143	3,609	9,458
Cash and Cash Equivalents, end of year	$ 3,609	$ 9,458	$ 1,287
Cash Paid For:			
Interest	$ 3	$ 2	$ 0
Supplemental Schedule of Noncash Investing and Financing Activities:			
Payment of dividends in the form of preferred stock and redeemable convertible preferred stock	$ 315	$ 315	$ 315
Common stock issued for royalty payments	$ 60	$ 189	$ 118
Common stock issued in acquisition of Sterling Medivations	$ 0	$ 4,229	$ (18)
Stock options issued in acquisition of Sterling Medivations	$ 0	$ 62	$ 0

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

1. Organization, Background and Basis of Presentation

SpectRx, Inc. (the "Company" or "SpectRx") together with its subsidiary, Sterling Medivations, each a Delaware corporation, is a medical technology company developing and providing products for the diabetes and non-invasive diagnostic markets. The Company uses its technologies to develop minimally-invasive fluid sampling procedures, insulin delivery products and cancer detection products. The Company's goal is to introduce products that reduce or eliminate pain, are convenient to use, and provide rapid results at the point of care, thereby improving patient well-being and reducing health care costs. The Company's products are based upon a variety of proprietary technologies. The Company's products in development for glucose monitoring and cancer detection are based upon its proprietary biophotonic technologies. The technologies employed in its insulin delivery products, including those under development, are designed to deliver insulin more comfortably and effectively to people who have diabetes.

On December 31, 2001, the Company acquired all of the outstanding common stock of Sterling Medivations, Inc. ("Sterling") a developer of innovative insulin delivery products for people with diabetes. The Company intends to develop and market its insulin products without a collaborative partner. See Note 3.

On March 6, 2003, SpectRx sold the assets used in its infant jaundice detection products to Respironics, Inc., its former collaborative partner in these products. See Note 13.

The financial statements of SpectRx, Inc as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 3, the financial statements of SpectRx, Inc. as of December 31, 2001 have been restated to reflect a purchase price allocation adjustment to reverse goodwill initially recorded in the December 31, 2001 acquisition of Sterling Medivations and record a corresponding decrease in the deferred tax asset valuation allowance account equal to the deferred tax liability established for patents acquired.

Basis of Presentation

The Company has a limited operating history upon which its prospects can be evaluated. The Company's prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced operating losses since its inception, and, as of December 31, 2002, it has an accumulated deficit of $48.1 million. To date, the Company has engaged primarily in research and development efforts. The Company first generated revenues from product sales in 1998, but does not have significant experience in manufacturing, marketing or selling its products. The Company's development efforts may not result in commercially viable products, and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. The Company's products may not ever gain market acceptance, and the Company may not ever generate significant revenues or achieve profitability. The development and commercialization of the Company's products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through at least 2003 as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals, build its marketing, sales, manufacturing and finance organizations and conduct further research and development.

In addition, a portion of the Company's revenues and profits are expected to be derived from royalties that it will receive from Respironics resulting from sales of the infant jaundice products and from the insulin delivery products developed by its subsidiary, Sterling. The royalties that the Company expects to receive from Respironics and manufacturing profits from Sterling depend on sales of these products. The Company intends to market its insulin delivery products directly to distributors and other customers. The Company and Respironics may not be able to sell sufficient volumes of its products to generate substantial royalties, distribution profits and manufacturing profits for the Company.

The Company's financial statements have been prepared and presented on a basis assuming it will continue as a going concern. Management is evaluating various funding alternatives and believes funds will be available either from obtaining additional financing or from sales and royalty revenue sufficient to support planned operations through December 31, 2003. However, there can be no assurance that the Company will be able to raise additional funds or achieve planned sales volumes. These conditions raise substantial doubt about the Company's ability to continue as a going concern through at least December 31, 2003. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result form the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SpectRx and its subsidiary, Sterling Medivations. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash or cash equivalents.

Inventories

Inventories are stated at lower of cost or market using the first-in, first-out method. Inventories are summarized as follows at December 31, (in thousands):

	2001	2002
Raw materials	$ 298	$ 475
Work in process	38	3
Finished goods	101	165
Total inventories	$ 437	$ 643

Advertising Costs

All advertising costs are expensed as incurred. Approximately $513,000, $93,000 and $107,000 were charged to advertising expense for the years ended December 31, 2002, 2001, and 2000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at December 31, (in thousands):

	2001	2002
Equipment	$1,953	$2,234
Furniture and fixtures	394	261
	2,347	2,495
Less accumulated depreciation	1,834	1,949
Property and equipment, net	$ 513	$ 546

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. Under the new rules, goodwill and intangible assets with indefinite lives are not subject to amortization but will be subject to a periodic impairment assessment by applying a fair-value based test. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

As of December 31, 2002, goodwill of $57,000 relates to the excess of the purchase price of Sterling over the fair value of net assets acquired. Intangible assets relate to the excess of the purchase price of Sterling over the fair value of tangible net assets acquired. As of December 31, 2002, the financial statements include intangible assets of $4.2 million, net of amortization of $337,000. These intangible assets include $4.1 million related to patents as well as $32,000 related to non-compete and employment agreements acquired in the Sterling acquisition which are being amortized over 13 year and 18 month periods, respectively.

Patent Costs

Costs incurred in filing, prosecuting, and maintaining patents are expensed as incurred. Such costs aggregated approximately $550,000, $445,000 and $411,000 in 2000, 2001 and 2002, respectively.

Clinical Trials

Costs associated with internal clinical trials are expensed as incurred and contracted clinical trials are expensed as each patient is seen.

Accounts Receivable

Accounts receivable at December 31, 2002, include receivables due from product sales. There were no significant concentrations of credit risk in 2002. The Company performs periodic credit evaluations of its customers financial condition and generally does not require collateral. For December 31, 2002, uncollectible accounts written off totaled approximately $30,000.

Accrued Liabilities

Accrued liabilities are summarized as follows at December 31, (in thousands):

	2001	2002
Accrued compensation	$ 483	$205
Accrued royalties	360	33
Other accrued expenses	351	428
Accrued liabilities	$1,194	$666

Revenue Recognition

In accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, the Company records revenue from product sales at the time the product is shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, and collectibility of the related receivable is reasonably assured. Revenue is recorded at gross which includes all shipping and handling costs, and recognized only when the Company has no significant future performance obligation. Revenue from collaborative agreements is recorded when milestones have been met. Periodic license fee payments under collaborative agreements related to future performance are deferred and recognized as income when earned.

Research and Development

Research and development expenses consist of non-reimbursed expenditures for research conducted by the Company and payments made under contracts with consultants or other outside parties. All research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management provides valuation allowances against the deferred tax assets for amounts which are not considered more likely than not to be realized.

Stock Based Compensation

In December 2002, the Financial Accounting Standards Board, ("FASB"), issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

The Company uses the intrinsic value method for valuing its awards of stock options and recording the related compensation expense, if any, in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee or director compensation cost for stock options is reflected in net income, as all options granted have exercise prices equal to the market value of the underlying common stock on the date of grant. The Company records compensation expense related to options granted to non-employees based on the fair value of the award.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. (in thousands):

	Years Ended December 31,		
	2000	2001	2002
Net loss, as reported	$(6,347)	$(6,966)	$(8,505)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	$(1,042)	$(1,103)	$ (767)
Pro forma net loss	$(7,389)	$(8,069)	$(9,272)
Pro forma net loss attributable to common stockholders	$(7,704)	$(8,384)	$(9,587)
Net loss attributable to common stockholders per share			
Basic & Diluted—as reported	$ (0.79)	$ (0.76)	$ (0.79)
Basic & Diluted—pro forma	$ (0.91)	$ (0.87)	$ (0.86)

Fair Value of Financial Instruments

The book values of cash, accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's collaborative partner advance is estimated based on the amount payable to settle the liability. Under this method, the fair value of the Company's collaborative partner advance was not significantly different than the stated value at December 31, 2001 and 2002.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company adopted SFAS No. 141 and SFAS No. 142. See Goodwill and Other Intangible Assets in Note 2.

In June 2001, the FASB issued SFAS No. 143, *Asset Retirement Obligations*, which establishes new accounting and reporting standards for legal obligations associated with retiring assets. The fair value of a liability for an asset retirement obligation must be recorded in the period in which it is incurred, with the cost capitalized as part of the related long-lived assets and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expenses. SFAS No. 143 must be adopted by 2003 and is not expected to have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, although it retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairments of long-lived assets to be "held and used." The Company adopted SFAS No. 144 on January 1, 2002. The March 6, 2003 sale of the BiliChek assets has been accounted for in accordance with SFAS No. 144. See Note 12.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and is not expected to have a material effect on the financial statements of the Company.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishments of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Upon adoption of SFAS No. 145, no material effects upon the Company's financial statements are expected.

3. Acquisition

On December 31, 2001, the Company purchased the outstanding shares of Sterling Medivations, now doing business as Simple Choice. Sterling is a developer of innovative insulin delivery products for people with diabetes. The acquisition of Sterling expands the Company's diabetes business by adding a portfolio of FDA-cleared insulin delivery products, including consumables for the rapidly growing insulin pump market. As a result of the merger, the Company issued a total of 612,562 shares of the Company's common stock in exchange for all of the outstanding Sterling common stock and preferred stock and reserved 22,151 shares of our common stock for issuance upon exercise of stock options assumed in the merger with an estimated fair market value of $62,159. Following the merger, Sterling stockholders and option holders will be entitled to receive up to an aggregate of 1,234,567 additional shares of Company common stock in the future if the Sterling product line achieves specified financial goals. In connection with the acquisition of Sterling, the Company entered into employment agreements with four employees for terms expiring June 2003. The excess of the cost over the estimated fair value of net tangible assets acquired amounts to approximately $4.1 million and has been included in intangible assets in the accompanying consolidated balance sheets. The $4.1 million purchase price excess has been allocated between patents and non-compete agreements. In addition, goodwill and a related deferred tax liability of approximately $1.6 million have been recorded to reflect taxable temporary differences existing at December 31, 2001. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, *Accounting for Business Combinations.*

The financial statements of SpectRx, Inc. as of December 31, 2001 included goodwill and a related tax liability of approximately $1.6 million for taxable temporary differences existing at December 31, 2001 related to the acquired patents and non-compete agreements. The financial statements of SpectRx, Inc. as of December 31, 2001 have been restated to reflect a purchase price allocation adjustment to reverse the goodwill initially recorded and record a corresponding decrease in the deferred tax asset valuation allowance account equal to the deferred tax liability established for patents acquired.

The restated allocation of the purchase price of $4.291 million and transaction cost of $385,000 arising from the acquisition is as follows (in thousands):

Net tangible assets acquired	$525
Patents	4,100
Non-compete and employment agreements	32
Deferred compensation	19

During 2002, the Company recorded additional price adjustments resulting in $57,000 of goodwill.

The following unaudited pro forma information has been prepared assuming that the acquisition occurred at the beginning of the year of acquisition (2001) and the year immediately preceding (2000). The unaudited pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations which would have occurred had the acquisition been consummated at the beginning of the respective periods, nor is the information necessarily indicative of the results of operation which may occur in the future operations of the combined entities (in thousands, except loss per share data).

	2000	2001
Pro forma revenues	$ 4,968	$ 2,458
Pro forma net loss attributable to common stockholders	$(7,283)	$(8,424)
Pro forma net loss per common share (basic and diluted)	$ (0.81)	$ (0.82)

4. Investment in FluorRx, Inc.

In December 1996, the Company sublicensed certain technology to and acquired a 65% interest in FluorRx, Inc. ("FluorRx"), a corporation organized for the purpose of developing and commercializing technology related to fluorescence spectroscopy. The Company's interest in FluorRx is represented by two seats on the board of directors and

1.2 million shares of convertible preferred stock purchased for $250,000. In December 1997, March 1998, August 1998, and April 1999, FluorRx sold additional convertible preferred stock for net cash proceeds of $521,000, $429,000, $511,000 and $300,000, respectively. The issuance of additional preferred stock reduced the Company's ownership (on an as converted basis) to 43%. Effective with the August 1998 funding, the Company began accounting for FluorRx under the equity method of accounting. In connection therewith, the Company began suspending the equity losses from our investment in FluorRx.

On June 18, 2002, the board of directors of FluorRx approved a series of actions that resulted in dissolution of that corporation and its business. Those actions were subsequently approved by the FluorRx stockholders, and effective August 15, 2002, FluorRx was dissolved. There is no impact on the Company's Statement of Operations or Balance Sheet for the year 2002.

5. Stockholders' Equity

Common Stock

On February 23, 2000, the Company completed a private placement of 400,000 shares of common stock. The shares were sold for $12.50 per share resulting in gross proceeds of $5,000,000. The Company incurred issuance costs of $197,000, which is presented as a reduction of proceeds in the accompanying statements of stockholders' equity.

During the year ended December 31, 2001, the Company issued 25,880 shares of common stock in satisfaction of minimum royalty payments amounting to $189,000 related to the Company's exclusive rights to certain licensed technology.

In June 2001, the Company completed two private placements. On June 4, 2001, the Company entered into an agreement with an investor, which invested about $9.5 million in SpectRx common stock before transaction expenses. On June 13, 2001, the Company entered into an agreement with another investor, which invested about $2.5 million in SpectRx common stock before transaction expenses. The financings consisted, in total, of sales of approximately 1.9 million shares of common stock and warrants to purchase 379,127 shares of common stock. Under the terms of the agreements, each share of common stock was sold at a price of $6.319 per share. The first transaction, funded on June 4, 2001, involved the private placement of 1.5 million shares of common stock. The second transaction, funded on June 13, 2001, involved the private placement of 395,633 shares of common stock. The combination of these two transactions resulted in net proceeds to SpectRx of approximately $11.2 million after transaction expenses. In addition, the purchasers of common stock also received warrants to purchase an aggregate of 379,127 shares of common stock for $9.8874 per share. These warrants expire on the fifth anniversary of their issuance date. The warrants are valued at approximately $1.7 million and are included in additional paid-in capital in the accompanying Consolidated Balance Sheets.

In September 2001, the Company's board of directors approved a stock repurchase program whereby the Company can purchase up to $1.0 million of its common stock. As of December 31, 2001, the Company has purchased 6,700 shares of common stock at an average price of $5.66 per share. No shares were repurchased in 2002.

In October 2001, the Company issued 126,199 shares of common stock to Abbott for gross proceeds of $1 million. The issuance of shares of common stock was associated with a milestone under a program to commercialize the Company's continuous glucose monitoring technology for people with diabetes.

During the year ended December 2002, the Company issued 46,101 shares of common stock valued at $118,125 in satisfaction of minimum royalty payments related to the company's exclusive rights to certain licensed patents.

In November 2002, the Company issued a note to a former employee for the exercise of options for 21,000 shares of common stock. The shares are held in escrow for collateral on the note. The note is payable upon sale of all the shares or December 31, 2003, whichever occurs earlier. During 2002, the Company recognized approximately $19,000 in compensation expense associated with the issuance of this note. The outstanding note balance as of December 31, 2002 of approximately $16,000 is reflected in stockholders' equity.

Preferred Stock

In January 1997, the Company authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

In November 1999, the board of directors designated 525,000 shares of the preferred stock as redeemable convertible preferred stock. Dividends are payable annually in cash or securities at a rate of 6% per annum. During the years ended December 31, 2000, 2001 and 2002, the Company accrued dividends in the form of redeemable convertible preferred stock of $315,000 in each year. The preferred shares, together with any accrued but unpaid dividends, are convertible into common shares at the greater of $9.39 per share or the average of the closing sales price for 15 days prior and 15 days subsequent to the conversion and automatically convert on December 31, 2004 at the then conversion rate. The shares were mandatorily redeemable at $10 per share, plus accrued but unpaid dividends, at the later of September 30, 2002 or 60 days subsequent to the date upon which the Company gives notice to Abbott of Abbott's right to redeem the shares (which notice may not be given prior to June 1, 2002).

The shares have a liquidation preference of $10 per share, plus all accrued but unpaid dividends.

In November 1999, Abbott subscribed to 525,000 shares of Redeemable Convertible Preferred Stock for consideration of $5,250,000 of which $2,750,000 was received in November 1999 and $2,500,000 was received in January 2000.

In September 2001, the Company entered into an agreement with Abbott whereby Abbott waived its right to redeem 100,000 shares of its Redeemable Convertible Preferred Stock plus the related accrued but unpaid dividends.

In September 2002, Abbott delivered notice of its election to cause the redemption of the 425,000 shares of redeemable convertible preferred stock eligible for redemption. On March 7, 2003, the Company reached a settlement with Abbott regarding their disputes in connection with the prior termination of the parties' Research & Development and License Agreement and the election of Abbott to have shares of the Company's preferred stock held by Abbott redeemed by the Company. Abbott had previously elected to have 425,000 shares of the Company's preferred stock redeemed, with 162,500 shares to be redeemed on December 30, 2002 at $10 per share, plus accrued dividends, and the remaining shares to be redeemed no later than January 31, 2004. Under the settlement, which included mutual releases, the Company has agreed to make quarterly payments to Abbott during 2003 and 2004 and end of the year lump sum payments in 2005 and 2006 to redeem 425,000 preferred shares and to pay accrued dividends as to such shares. The Company's yearly financial obligations to Abbott under the agreement are approximately $0.7 million, $1.3 million, $1.8 million and $1.9 million for 2003, 2004, 2005 and 2006, respectively. Under the settlement, neither party admitted any liability or wrongdoing.

Stock Options

In May 1995, the Company adopted the 1995 Stock Plan (the "Plan") (as amended), under which 1,654,001 shares of common stock are authorized for use in the Plan. During the year ended December 31, 2000, the Company's board of directors amended the Plan by increasing the number of shares authorized for use in the Plan by 500,000 shares of common stock. The Plan allows the issuance of incentive stock options, nonqualified stock options, and stock purchase rights. The exercise price of options is determined by the Company's board of directors, but incentive stock options must be granted at an exercise price equal to the fair market value of the Company's common stock as of the grant date. Options generally become exercisable over four years and expire ten years from the date of grant. At December 31, 2002, options to purchase 112,941 shares of common stock were available for future grant under the Plan.

Stock option activity for each of the three years ended December 31, 2002 is as follows:

	Number of Options	Weighted Average Price Per Share
Outstanding, December 31, 1999	1,114,509	$ 4.82
Granted	398,500	11.04
Exercised	(36,712)	3.05
Canceled	(46,237)	9.92
Outstanding, December 31, 2000	1,430,060	6.47
Granted	63,168	7.12
Exercised	(5,361)	1.40
Canceled	(97,500)	10.23
Outstanding, December 31, 2001	1,390,367	6.25
Granted	329,929	4.22
Exercised	(21,429)	0.70
Canceled	(157,807)	8.16
Outstanding, December 31, 2002	1,541,060	$ 5.70

The following table sets forth the range of exercise prices, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Price	Weighted Average Contractual Life	Number of Shares	Weighted Average Price
$ 0.21–$ 0.70	333,574	$ 0.54	3.17 years	333,574	$ 0.54
$ 1.46–$ 4.26	174,015	2.35	7.11	95,670	2.86
$ 5.00–$ 9.00	794,210	6.93	6.59	570,762	7.34
$10.13–$16.50	239,261	11.22	7.47	156,806	11.24
Total	1,541,060	$ 5.70	6.05	1,156,812	$ 5.54

In June 1996, November 1996, and December 1996, the Company granted options to purchase 269,652, 8,573 and 60,715, respectively, shares of common stock at exercise prices of $.70, $2.45 and $2.45 per share, respectively. In connection with the issuance of these options, the Company recognized $304,000 as deferred compensation for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. This deferred compensation was amortized ratably over the vesting period of the options.

In December 2001, as a result of the acquisition of Sterling, the Company granted options to purchase 22,024 shares of common stock at an exercise price of $7.29 per share in exchange for all the outstanding options, vested and unvested, of Sterling. As of December 31, 2002, 8,561 of these shares remain available for exercise.

The Company has elected to account for its stock-based compensation plan under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, however, the Company has computed for pro forma disclosure purposes the value of all options granted in each of the three years ended December 31, using the Black-Scholes option-pricing model as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, and using the following weighted average assumptions used for grants in 2000, 2001 and 2002:

	2000	2001	2002
Risk-free interest rate	6.05%	4.60%	3.75%
Expected dividend yield	0%	0%	0%
Expected lives	4 years	4 years	4 years
Expected volatility	65%	63%	78%

During the year ended December 31, 2002, the Company recorded deferred compensation of $106,000 in connection with options to purchase 40,000 shares of common stock outstanding to a non-employee. These options were issued in exchange for services. The vesting period provided for one-quarter vesting annually. Approximately $35,000 was expensed in 2002 relating to these options.

Company shares outstanding and reserved December 31, 2002, are as follows:

	Common Shares
Options outstanding under employee incentive plan	1,541,060
Options available under employee incentive plan	121,502
Shares reserved under employee stock purchase plan	148,275
Shares reserved for exercise of warrants	379,127
Shares reserved for convertible preferred stock conversion	138,754

Employee Stock Purchase Plan

In 1997, the Company adopted an employee stock purchase plan under which the Company may issue up to 214,286 shares of common stock. Eligible employees may use up to 10% of their compensation to purchase, through payroll deductions, the Company's common stock at the end of each plan period for 85% of the lower of the beginning or ending stock price in the plan period. At December 31, 2002, there were 148,275 shares available for future issuance under this plan.

6. Income Taxes

The Company has incurred net operating losses ("NOLs") since inception. As of December 31, 2002, the Company had net operating loss carryforwards of approximately $47,446,490 available to offset its future income tax liability. The NOL carryforwards begin to expire in 2007. The Company has recorded a valuation allowance for all NOL carryforwards. Utilization of existing NOL carryforwards may be limited in future years if significant ownership changes have occurred.

Components of deferred taxes are as follows at December 31, (in thousands):

	2001	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 13,825	$ 18,030
Deferred tax liabilities:		
Intangible assets and other	$1,591	$1,313
Total net deferred taxes before valuation allowance	12,234	16,717
Valuation allowance	(12,234)	(16,717)
Total net deferred taxes	$ —	$ —

The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31:

	2000	2001	2002
Statutory federal tax rate	(34)%	(34)%	(34)%
State taxes, net of federal benefit	(4)	(4)	(4)
Nondeductible expenses	2	2	0
Valuation allowance	36	36	38
	0%	0%	0%

7. Commitments and Contingencies

Operating Leases

Future minimum rental payments at December 31, 2002 under non-cancellable operating leases for office space and equipment are as follows (in thousands):

2003	$214
2004	74
2005	24
2006	0

Rental expense was $360,000, $333,000 and $288,000 in 2000, 2001 and 2002, respectively.

Employment Agreements

In connection with the acquisition of Sterling, the Company entered into employment agreements with four employees for terms expiring June 2003. The agreements each provide for severance of not more than $235,000 plus benefits for termination of employment for any reason other than cause. In the event of termination without cause, the salary and benefits are to be paid for a term not to exceed six months. Two of these employees have since left the Company. Expense incurred under these arrangements amounted to $70,000 during 2002.

Litigation and Claims

The Company has been subject to certain asserted and unasserted claims, against certain intellectual property rights owned and licensed by the Company. A successful claim against intellectual property rights owned or licensed by the Company could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from selling its products in certain markets or at all. In the opinion of management, there are no known claims against the Company's owned or licensed intellectual property rights that will have a material adverse impact on the Company's financial position or results of operations.

Legal Proceedings

In September 2001, the Company announced its agreement with Abbott to postpone payment of a $1.0 million milestone due pursuant to an amendment to an agreement signed September 4, 2001. On May 17, 2002, the Company notified Abbott that it intended to pursue the alternative dispute resolution provisions of its agreement with Abbott regarding the nonpayment of this milestone. The Company had provided Abbott with notice of its achievement of the milestone, but Abbott had disputed whether the Company had met the required conditions for the milestone payment and whether the payment was due. On September 21, 2002, the Company received full payment of the $1.0 million milestone.

In January, 2003, the Company announced that it had given notice that it was initiating actions required to terminate our research, development and license agreement with Abbott to jointly develop a continuous glucose monitor. We further announced that it was withholding payment due in connection with the redemption of the shares of the Company's preferred stock held by Abbott as an offset to claims which have also been made by the Company's under its agreement with Abbott. Under the terms of the preferred stock, 162,500 shares of SpectRx preferred stock were required to be redeemed on December 30, 2002 at $10 per share. The Company also announced that we had asked the U.S. patent office to resolve an inventorship dispute involving issued Abbott patents related to Abbott's glucose monitoring technology. Abbott exercised the right to terminate the agreement on January 7, 2003. A settlement with Abbott Laboratories was reached on March 7, 2003 regarding the disputes in connection with the prior termination of the parties Agreement and the election of Abbott to have shares of the Company's preferred stock redeemed, with 162,500 shares to be redeemed on December 30, 2002 at $10 per share, plus accrued dividends, and the remaining shares to be redeemed no later than January 31, 2004. Under the settlement, the Company has agreed to make quarterly payments to Abbott during 2003 and 2004 and end of the year lump sum payments in 2005 and 2006 to redeem 425,000 preferred shares and to pay approximately $0.7 million, $1.3 million, $1.8 million and $1.9 million for 2003, 2004, 2005 and 2006, respectively.

Grants

In October 2000 and September 2001, the Company received grants of $307,000 and $338,000, respectively, from the Center's for Disease Control and Prevention ("CDC") to adapt its glucose monitoring technology to monitor blood sugar levels of children and elderly people with diabetes. The funding will be used to conduct clinical studies, research ergonomic issues and to assist in developing a plan for regulatory approval of the technology for children and the elderly. The grant announcement represents a commitment of more than $938,000 in funding to date from the CDC. As of December 31, 2002, $122,000 remains available under this grant. This amount is reflected as restricted cash on the Consolidated Balance Sheet at December 31, 2002.

In July 2001, the Company received a grant from the National Cancer institute for $130,000 for the Company's cervical cancer program. In February 2003, the Company received an additional $1.4 million grant from the National Cancer Institute to further studies into the company's cervical cancer program.

All funds received from grants are recorded as reductions in Research & Development expenses on the Company's Income Statements.

8. Related-Party Transactions

In connection with a June 1994 sale of approximately 325,500 shares of restricted stock, the Company loaned two officers of the Company $48,000, of which $31,000 is outstanding at December 31, 2002. These full recourse loans were secured by the related common stock of the Company held by the officers, bore interest at 6% per annum, and became payable on December 31, 2002. Outstanding balances are classified as a reduction of stockholders' equity in the accompanying balance sheets. These notes were fully satisfied in January and February 2003, and the collateral was released.

In October 1996, the Company loaned two officers a total of $400,000. The loans were secured by shares of common stock of Laser Atlanta Optics, Inc. ("LAO") and shares of the Company's common stock. The Company and LAO are related through a common group of shareholders. The loans, which were recourse only to the extent of the collateral, bore interest at 6.72% per annum and became due and payable on December 31, 2002. During February 2003,

SpectRx took possession of the collateral. As of December 31, 2002, these loans have been written down to their estimated fair value of $57,000, which represents the value of the collateral shares at December 31, 2002. The resulting charge to operations in 2002 was approximately $508,000.

9. License and Technology Agreements

As part of the Company's efforts to conduct research and development activities and to commercialize potential products, the Company, from time to time, enters into agreements with certain organizations and individuals that further those efforts but also obligate the Company to make future minimum payments or to remit royalties ranging from 1% to 3% of revenue from the sale of commercial products developed from the research.

The Company generally has the option not to make required minimum royalty payments, in which case the Company loses the exclusive license to develop applicable technology. Minimum required payments to maintain exclusive rights to licensed technology are as follows at December 31, 2002 (in thousands):

2003	$1,500
2004	0
2005	200
2006	200
2007	200

During 2000, 2001 and 2002 the Company incurred royalty expense of $813,000, $1,184,000 and $1,088,821, respectively.

Additionally, the Company is obligated to obtain and maintain certain patents, as defined by the agreements.

10. Collaborative Agreements

During 2002, the Company had collaborative research and development agreements (the "Agreements") with collaborative partners for the joint development, regulatory approval, manufacturing, marketing, distribution and sales of products. The Agreements generally provided for nonrefundable payments upon contract signing and additional payments upon reaching certain milestones with respect to technology.

Abbott

The Abbott Agreement, as amended, required Abbott to make milestone payments based on progress achieved, to remit royalties to the Company based on net product sales, and to reimburse certain direct expenses incurred by the Company in connection with the development of glucose monitoring products. Reimbursed expenses of $827,000, $2.8 million and $745,000 for the years ended December 31, 2000, 2001 and 2002, respectively, have been netted with research and development expenses in the accompanying statements of operations. The Company recorded revenues of $2.5 million, $0, and $1.0 million during 2000, 2001 and 2002, respectively, related to the achievement of certain milestones.

In 1997, Abbott purchased $3.0 million of series C preferred stock and in November 1999, subscribed to $5.25 million of redeemable convertible preferred stock (Note 5). In 2001, the Company entered into an agreement with Abbott whereby Abbott waived its right to redeem 100,000 shares of its redeemable convertible preferred stock plus the related accrued but unpaid dividends. In 2002, Abbott delivered notice of its election to cause the redemption of the 425,000 shares of the redeemable convertible preferred stock eligible for redemption. At December 31, 2001, a receivable from Abbott represented 42% of accounts receivable. The balance due was paid in January 2002.

In January 2003, the Company's agreement with Abbott was terminated. See Notes 5 and 7.

Welch Allyn

The Welch Allyn Agreement required Welch Allyn to share equally the operating expenses and cost of capital assets, to make milestone payments based on progress achieved, and to pay the Company a technology access fee. Reimbursed expenses of $987,000, $831,000 and $0 for the years ended December 31, 2000, 2001 and 2002, respectively, have been netted with research and development expenses in the accompanying statements of operations. In November 2002, Welch Allyn and the Company agreed to terminate this Agreement.

Roche

The Roche Agreement requires Roche to make milestone payments based on progress achieved and to purchase diabetes screening products manufactured by the Company at a predetermined profit margin, subject to renegotiation between the parties in certain instances. During 2000, 2001 and 2002, the Company recorded $124,000, $0 and $0, respectively, in revenues related to the achievement of certain milestones.

In July 1999, the Company received $381,000 in advance payments for inventory components with long lead times from Roche. The balance is noninterest bearing and is due upon the date in which Roche has received delivery of 250 diabetes screening devices pursuant to the Roche agreement and Federal Drug Administration Regulatory clearance has been issued.

Respironics

The Respironics Agreement required Respironics to make milestone payments based on progress achieved and to purchase infant jaundice products manufactured by the Company at a predetermined profit margin, subject to renegotiation between the parties in certain instances. The Company recorded revenues of $125,000, $100,000 and $100,000 in 2000, 2001 and 2002, respectively, related to the achievement of certain milestones. Additionally, Respironics purchased products amounting to $479,000, $726,000 and $900,000 during 2000, 2001 and 2002, respectively, from the Company. On March 6, 2003, the Company sold its infant jaundice product line and assets to Respironics. See Note 13.

11. Business Segment Information

The Company operates in one business segment, the research and development of medical products. The Company had no product sales prior to fiscal year 1998. During fiscal years 2000, 2001, and 2002, total product revenues of $2,219,000, $2,358,000 and $2,698,000 respectively, related primarily to the Company's infant jaundice product. The Company had licensed the right to distribute the infant jaundice product within the United States and Canada to Respironics. The Company distributed the product outside the United States and Canada through a diverse group of foreign distributors. All sales are payable in United States dollars. Product revenues attributable to countries based on the location of the customer are as follows (in thousands):

	2000	2001	2002
United States and Canada	$ 837	$1,043	$1,602
Europe	687	958	822
Latin America	191	112	26
Middle East	54	67	37
Asia	400	144	182
Other	50	34	29
Total	$2,219	$2,358	$2,698

Because all product revenues are derived from the sale of U.S. produced product, the Company has no significant long-lived assets located outside the United States.

12. Selected Quarterly Consolidated Financial Information (unaudited)

	Quarter Ended							
(in thousands except per share data)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total Revenue	621	635	570	632	652	774	1,598	774
Cost of Goods Sold	501	506	410	647	424	393	356	451
Operating Income	(2,346)	(1,402)	(1,633)	(1,854)	(2,406)	(3,196)	(1,073)	(1,412)
Net Loss	(2,310)	(1,360)	(1,527)	(1,769)	(2,370)	(3,175)	(1,049)	(1,911)
Preferred Stock Dividends	(79)	(79)	(78)	(79)	(79)	(79)	(78)	(79)
Loss Attributed to Common Stockholders	(2,389)	(1,439)	(1,605)	(1,848)	(2,449)	(3,254)	(1,127)	(1,990)
Net Loss Per Share								
Basic	$ (0.28)	$ (0.16)	$ (0.15)	$ (0.18)	$ (0.22)	$ (0.29)	$ (0.10)	$ (0.18)
Diluted	$ (0.28)	$ (0.16)	$ (0.15)	$ (0.18)	$ (0.22)	$ (0.29)	$ (0.10)	$ (0.18)
Weighted Average Common shares Outstanding								
Basic	8,512	9,048	10,428	10,559	11,202	11,197	11,210	11,249
Diluted	8,512	9,048	10,428	10,559	11,202	11,197	11,210	11,249

The Company recorded a $508,000 charge to operations in December 2002 for the extinguishments of officer loans. See Note 8

13. Subsequent Events

On March 6, 2003, the Company sold its BiliChek Non-invasive Bilirubin Analyzer product line and related assets to Respironics, Inc. Respironics had previously been the exclusive U.S. licensee and distributor of the product line. The base cash purchase price was $4 million with an additional $1 million to be paid based upon completion of product development work, and up to an additional $6.25 million to be paid in royalties and earn out payments over the next five years based upon the achievement of certain operating results. The sale of the BiliChek products enables the Company to focus on expanding its diabetes and cancer detection businesses. At December 31, 2002, fixed assets of approximately $443,000, which were fully depreciated, and inventory of $643,000 were included in the sale. BiliChek revenue was approximately $2.5 million in 2002, which represents 65% of the Company's total revenue for the year.

Corporate Headquarters

SpectRx, Inc.
6025A Unity Drive
Norcross, GA 30071
770-242-8723
770-242-8639—Fax
www.spectrx.com
www.mysimplechoice.com

Corporate Officers

Mark A. Samuels
Chairman, CEO and Director

Keith D. Ignotz
President, COO and Director

Thomas H. Muller, Jr.
Executive Vice President,
CFO and Board Secretary

Mark L. Faupel, Ph.D.
Executive Vice President and
Chief Technical Officer

Richard L. Fowler
Senior Vice President of Engineering

Walter J. Pavlicek, Ph.D.
Vice President of Operations

Directors

Mark A. Samuels
Chairman and CEO

Keith D. Ignotz
President and COO

Charles G. Hadley
Rock Hill Medical Ventures, Inc.

Earl R. Lewis
President and CEO, FLIR Systems, Inc.

William Zachary, Jr.
Partner, Zachary & Segraves, P.A.

Christopher F. Monahan
Vice President and General Manager
Abbott Laboratories Hematology
Business (Retired)

Annual Meeting

The annual meeting for shareholders
will be held at 10 a.m.,
May 22, 2003
Drury Inn
5655 Jimmy Carter Blvd.
Norcross, GA

Transfer Agent and Registrar

SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, GA 30302
Customer Service—800-568-3476

Legal Counsel

Jones Day
Atlanta, GA

Investor Relations Counsel

FRB|Weber Shandwick
Financial Communications
New York, NY

Investor Information Requests

Copies of the Company's Annual Report and 10-K may be obtained without charge (excluding exhibits) by contacting:

Bill Wells
SpectRx, Inc.
Investor Relations
6025A Unity Drive
Norcross, GA 30071
770-242-8723
bwells@spectrx.com

Stock Listing and Stock Price Summary

The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol SPRX. As of February 24, 2003, there were approximately 2,300 beneficial owners of the Company's Common Stock.

Quarter Ended	High	Low
3/31/02	$7.18	$4.46
6/30/02	$6.60	$3.00
9/30/02	$3.91	$1.45
12/31/02	$2.31	$1.09

Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that they currently believe may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the ability of the Company to continue as a going concern, the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and subsequent quarterly reports.

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SPECTRX

www.spectrx.com
www.mysimplechoice.com

